# Lynn Sadler LLC

## Profit and Loss

### January - December 2021

|  | TOTAL |
|---|---:|
| Income | |
|   Sales | 18,063.89 |
| **Total Income** | **$18,063.89** |
| Cost of Goods Sold | |
|   Cost of goods sold | 946.34 |
|     Food COGs | 4,134.12 |
|     Supplies & materials - COGS | 181.22 |
|   **Total Cost of goods sold** | **5,261.68** |
| **Total Cost of Goods Sold** | **$5,261.68** |
| GROSS PROFIT | **$12,802.21** |
| Expenses | |
|   Advertising & marketing | 4,928.58 |
|   Architectural Fees | 13,759.13 |
|   Business licenses | 216.00 |
|   Contract labor | 1,752.00 |
|   General business expenses | 8,302.09 |
|     Bank fees & service charges | -7.00 |
|     Uniforms | 163.85 |
|   **Total General business expenses** | **8,458.94** |
|   Legal & accounting services | |
|     Legal fees | 6,650.25 |
|   **Total Legal & accounting services** | **6,650.25** |
|   Meals | 216.66 |
|     Team meals | 120.00 |
|   **Total Meals** | **336.66** |
|   Office expenses | |
|     Shipping & postage | 33.75 |
|     Small tools & equipment | 6.50 |
|     Software & apps | 190.00 |
|   **Total Office expenses** | **230.25** |
|   Repairs & maintenance | 50.00 |
|   Supplies | 826.38 |
|     Supplies & materials | 1,041.89 |
|   **Total Supplies** | **1,868.27** |
| **Total Expenses** | **$38,250.08** |
| NET OPERATING INCOME | **$ -25,447.87** |

# Lynn Sadler LLC

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| Other Expenses |  |
|   Vehicle expenses |  |
|    Parking & tolls | 14.00 |
|   **Total Vehicle expenses** | **14.00** |
| **Total Other Expenses** | **$14.00** |
| NET OTHER INCOME | **$ -14.00** |
| NET INCOME | **$ -25,461.87** |

# Lynn Sadler LLC

## Balance Sheet

As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Business Checking | 110,231.03 |
| Cash | -19,094.72 |
| Research & Development | 503.00 |
| **Total Bank Accounts** | **$91,639.31** |
| **Total Current Assets** | **$91,639.31** |
| Fixed Assets | |
| Tools, machinery, and equipment | 4,520.57 |
| **Total Fixed Assets** | **$4,520.57** |
| Other Assets | |
| Security deposits | 32,000.00 |
| **Total Other Assets** | **$32,000.00** |
| **TOTAL ASSETS** | **$128,159.88** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| **Total Liabilities** | |
| Equity | |
| Opening balance equity | 8,001.75 |
| Partner investments | 145,620.00 |
| Retained Earnings | |
| Net Income | -25,461.87 |
| **Total Equity** | **$128,159.88** |
| **TOTAL LIABILITIES AND EQUITY** | **$128,159.88** |

# Lynn Sadler LLC

## Statement of Cash Flows

### January - December 2021

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -25,461.87 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| **Net cash provided by operating activities** | **$ -25,461.87** |
| INVESTING ACTIVITIES | |
| Tools, machinery, and equipment | -4,520.57 |
| Security deposits | -32,000.00 |
| **Net cash provided by investing activities** | **$ -36,520.57** |
| FINANCING ACTIVITIES | |
| Opening balance equity | 8,001.75 |
| Partner investments | 145,620.00 |
| **Net cash provided by financing activities** | **$153,621.75** |
| NET CASH INCREASE FOR PERIOD | **$91,639.31** |
| CASH AT END OF PERIOD | **$91,639.31** |